DB

SEC Mail Processing

DEC 28 2018

Washington, DC

19005489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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ANNUAL AUDITED REPORT

# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8- 03716 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Vesey Street
(No. and Street)

| New York | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Buro 212-225-5736
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

JAN 28 2019

RECEIVED

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMJ

## OATH OR AFFIRMATION

I, Mark Buro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Buro 12/27/18

Signature

Scotia Capital (USA) Inc. CFO

Title

Maribel Rodriguez

Notary Public

MARIBEL RODRIGUEZ
Notary Public, State of New York
No. 01RO6184007
Qualified in Kings County
Certificate Filed in New York County
Commission Expires: 3/24/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)

Statement of Financial Condition

October 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Scotia Capital (USA) Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (a wholly owned subsidiary of Scotia Holdings (US) Inc.) (the Company) as of October 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1988.

New York, New York
December 27, 2018

**SCOTIA CAPITAL (USA) INC.**

(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)

Statement of Financial Condition

October 31, 2018

| *(dollars in thousands, except share and per share amounts)* | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 86,219 |
| Cash on deposit with clearing organizations | | 346,888 |
| Securities segregated under federal and other regulations, at fair value | | 559,596 |
| Deposits paid for securities borrowed | | 16,376,266 |
| Securities received as collateral, at fair value | | 5,517,119 |
| Securities purchased under agreements to resell | | 331,713 |
| Securities owned, at fair value (including $313,712 pledged to creditors) | | 1,208,049 |
| Receivable from brokers and dealers | | 256,232 |
| Receivable from customers | | 23,124 |
| Receivable from affiliates | | 37,176 |
| Accrued fees and interest receivable | | 34,168 |
| Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,505 | | 2,008 |
| Goodwill | | 72,305 |
| Other assets | | 26,455 |
| **Total assets** | $ | 24,877,318 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities:** | | |
| Deposits received for securities loaned | $ | 9,799,566 |
| Obligation to return securities received as collateral, at fair value | | 5,517,119 |
| Securities sold under agreements to repurchase | | 5,767,610 |
| Bank loan payable | | 787,900 |
| Payable to customers | | 328,409 |
| Payable to brokers, dealers, and clearing organizations | | 143,716 |
| Securities sold, not yet purchased, at fair value | | 1,053,026 |
| Accounts payable, accrued expenses, and other liabilities | | 119,171 |
| Payable to affiliates | | 20,673 |
| Accrued fees and interest payable | | 6,275 |
| **Total liabilities** | | 23,543,465 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares | | 30 |
| Additional paid-in capital | | 747,469 |
| Retained earnings | | 586,354 |
| **Total stockholder's equity** | | 1,333,853 |
| **Total liabilities and stockholder's equity** | $ | 24,877,318 |

See accompanying notes to financial statements.

## (1) Organization

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Holdings (US) Inc. (the Parent), whose ultimate parent is The Bank of Nova Scotia. The Company is a registered broker-dealer in securities with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Options Clearing Corp (OCC), the New York Stock Exchange (NYSE) as well as other exchanges. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company's primary business activities are corporate debt and equity underwriting, securities borrow and loan, trading in Canadian and U.S. securities on a receive versus payment and delivery versus payment (RVP/DVP) basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

During the year ended October 31, 2018, the Company received a cash capital contribution from its Parent that increased Additional paid-in capital by $600 million.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, goodwill, and litigation reserves are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents include demand deposits held in banks with original maturities of 90 days or less.

### *(c) Collateralized Financing Transactions*

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed and loaned transactions are entered into with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender and are reflected in the statement of financial condition as Deposits paid for securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned and is reflected in the statement of financial condition as Deposits received for securities loaned. The Company also acts as a securities lender in transactions where it receives securities collateral that can be repledged or sold and such transactions are reflected in the statement of financial condition as Securities received as collateral, at fair value with a corresponding obligation to return those securities reflected in Obligation to return securities received as collateral, at fair value. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities sold under agreements to repurchase and securities purchased under agreements to resell are also treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the contract price.

***(d) Securities owned, securities sold, not yet purchased at fair value, and principal transactions***

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurement.*

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition in receivable or payable from broker-dealers.

***(e) Income Taxes***

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes.* Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

***(f) Furniture, Equipment, and Leasehold Improvements***

Following is a summary of the carrying value and accumulated depreciation of furniture, equipment, and leasehold improvements at October 31, 2018:

*(dollars in thousands)*

| | | Accumulated Depreciation | Carrying Value |
|---|---|---|---|
| Equipment | $ | 1,010 | 725 |
| Leasehold Improvements | | 495 | 1,283 |
| | $ | 1,505 | 2,008 |

### *(g) Goodwill*

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not the fair value of the reporting unit is below its carrying amount. Goodwill impairment tests may involve judgments in determining the estimate of future cash flows, discount rates, long-term growth rates, economic forecasts, similar guideline companies, control premiums, and other assumptions.

In the fourth quarter of 2018, the Company changed the date of its annual goodwill impairment test from October 31 to June 30. The change was due to operational considerations including the availability of comparable companies' public financial information. The Company did not identify any triggering events subsequent to the annual goodwill impairment test performed.

The Company performed its goodwill impairment test as of June 30, 2018 and determined that there was no impairment. The carrying amount of goodwill was $72.3 million at October 31, 2018.

## (3) Related-Party Transactions

The Company has financing transactions with affiliates and The Bank of Nova Scotia, loans with The Bank of Nova Scotia, and a lease arrangement with The Bank of Nova Scotia indicated in the Financing Transactions (Note 5), Credit Facility (Note 7), Subordinated Borrowings (Note 8) and Commitment and Contingencies (Note 10) notes herein.

Included in the accompanying statement of financial condition are the following related party balances:

*(dollars in thousands)*

| Description | | Total |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,338 |
| Receivable from brokers and dealers | | 13,484 |
| Deposits paid for securities borrowed | | 11,493,202 |
| Securities purchased under agreements to resell | | 331,713 |
| Securities owned, at fair value | | 76,684 |
| Receivable from affiliates | | 37,176 |
| Receivable from customers | | 223 |
| **Total** | $ | 11,954,820 |

*(dollars in thousands)*

| Description | | Total |
|---|---|---|
| **Liabilities** | | |
| Deposits received for securities loaned | $ | 1,455,892 |
| Payable to brokers, dealers, and clearing organizations | | 25,815 |
| Securities sold under agreements to repurchase | | 1,017,610 |
| Securities sold, not yet purchased, at fair value | | 65,811 |
| Bank loan payable | | 787,900 |
| Payable to affiliates | | 20,673 |
| Payable to customers | | 249,866 |
| **Total** | $ | 3,623,567 |

## (4) Receivable From and Payable to Brokers, Dealers and Customers

Amounts receivable from and payable to brokers, dealers, and customers at October 31, 2018 consist of the following:

*(dollars in thousands)*

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed to deliver/receive | $ | 252,121 | 74,383 |
| Receivable from/payable to brokers and dealers | | 4,111 | 69,333 |
| **Total** | $ | 256,232 | 143,716 |

*(dollars in thousands)*

| | | Receivable | Payable |
|---|---|---|---|
| Receive and delivery versus payment customers | $ | 23,085 | 44,798 |
| Prime brokerage customers | | — | 235,470 |
| Futures | | 39 | 48,141 |
| **Total** | $ | 23,124 | 328,409 |

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

## (5) Financing Transactions

Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount in excess of the market value of the securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received at fair value, and a liability for the same amount at fair value, representing the obligation to return these securities.

The fair value of securities borrowed where cash of $16.4 billion has been deposited with the lender was $16.3 billion and the fair value of securities loaned where cash of $9.8 billion has been received from the borrower was $9.5 billion. In securities purchased under agreements to resell transactions, the fair value of collateral purchased is $307 million with the agreement to resell at $332 million at October 31, 2018. In securities sold under agreements to repurchase transactions, the fair value of collateral sold is $6.2 billion with the agreement to repurchase at $5.8 billion at October 31, 2018. In security for security transactions, the fair value of securities borrowed was $3.6 billion and the collateral pledged $3.6 billion. The fair value of securities loaned was $5.4 billion and the collateral received from the borrower was $5.5 billion at October 31, 2018.

At October 31, 2018, the approximate market value of collateral accepted and securities borrowed by the Company was $22.1 billion, of which $18.1 billion was sold or repledged.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, the Company manages these activities by taking into consideration the quality of the underlying collateral, and stipulating financing tenor. Additionally, the Company maintains counterparty diversification by assessing counterparty reliability and stability under stress. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. For resale and repurchase agreements, when necessary, the Company posts additional collateral in order to maintain contractual margin protection.

The resale and repurchase agreements are documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

With respect to securities loaned, the Company receives cash and securities collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amount, as of October 31, 2018.

*(dollars in thousands)*

| | | Securities purchased under agreements to resell | Deposits paid for securities borrowed | Securities received as collateral, at fair value | Total |
|---|---|---|---|---|---|
| Gross amounts of recognized assets | $ | 331,713 | 16,376,266 | 5,517,119 | 22,225,098 |
| Gross amounts offset on the Statement of Financial Condition | | - | - | - | - |
| Net amounts of assets included on the Statement of Financial Condition | $ | 331,713 | 16,376,266 | 5,517,119 | 22,225,098 |

*(dollars in thousands)*

| | | Securities sold under agreements to repurchase | Deposits received for securities loaned | Obligation to return securities received as collateral, at fair | Total |
|---|---|---|---|---|---|
| Gross amounts of recognized liabilities | $ | 5,767,610 | 9,799,566 | 5,517,119 | 21,084,295 |
| Gross amounts offset on the Statement of Financial Condition | | - | - | - | - |
| Net amounts of liabilities included on the Statement of Financial Condition | $ | 5,767,610 | 9,799,566 | 5,517,119 | 21,084,295 |

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by remaining contractual maturity as of October 31, 2018:

*(dollars in thousands)*

| | | Overnight & Continuous | Up to 30 Days | 31-90 Days | Greater than 90 Days | Total |
|---|---|---|---|---|---|---|
| Securities sold under agreements to repurchase | $ | 3,888,372 | - | 1,325,370 | 553,868 | 5,767,610 |
| Deposits received for securities loaned | | 9,539,552 | 245,673 | 14,341 | - | 9,799,566 |
| Obligation to return securities received as collateral, at fair value | | 5,063,374 | 453,745 | - | - | 5,517,119 |
| Total | $ | 18,491,298 | 699,418 | 1,339,711 | 553,868 | 21,084,295 |

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by class of underlying collateral as of October 31, 2018:

*(dollars in thousands)*

| | | Securities sold under agreements to repurchase | Deposits received for securities loaned | Obligation to return securities received as collateral, at fair value | Total |
|---|---|---|---|---|---|
| U.S. and Canadian government obligations | $ | 1,017,610 | - | 1,159,321 | 2,176,931 |
| Corporate debt obligations | | 2,482,272 | 1,264,457 | 85,998 | 3,832,727 |
| Common stock | | 1,856,013 | 8,533,408 | 4,271,800 | 14,661,221 |
| Other foreign government obligations | | 411,715 | 1,701 | - | 413,416 |
| Total | $ | 5,767,610 | 9,799,566 | 5,517,119 | 21,084,295 |

## (6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as of October 31, 2018:

*(dollars in thousands)*

| | | Owned | Sold, not yet purchased |
|---|---|---|---|
| U.S. and Canadian government obligations | $ | 11,349 | 309,131 |
| Canadian provincial obligations | | 149,249 | 14,293 |
| Corporate debt obligations | | 828,170 | 422,693 |
| Common and Preferred stock | | 41,063 | 204,184 |
| Other foreign government obligations | | 178,218 | 102,725 |
| | $ | 1,208,049 | 1,053,026 |

## (7) Credit Facility

The Company has established borrowing agreements with The Bank of Nova Scotia in the normal course of business. Amounts outstanding under these arrangements are included within Bank loan payable. The arrangements are summarized below:

A $600 million 12-month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on March 26, 2019, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 91 days prior to the expiration date. At October 31, 2018, $103 million was outstanding on the line of credit.

A $500 million 12-month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures on March 26, 2019, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 91 days prior to the expiration date. At October 31, 2018, $80 million was outstanding on the line of credit.

A $1.05 billion overnight overdraft line of credit. Interest on the line of credit is based on prevailing short-term market rates. The Bank of Nova Scotia reserves the right to withdraw the line with 91 days prior written notice. At October 31, 2018, $605 million was outstanding on the line of credit.

A $1.5 billion 31 day evergreen revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line matures in June 2019, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 60 days prior to the expiration date. At October 31, 2018, no borrowings were outstanding on the line of credit.

## (8) Subordinated Borrowings

During the year ended October 31, 2018, the Company fully repaid $750 million of its subordinated borrowings with an affiliate of The Bank of Nova Scotia. The Company terminated this agreement and replaced it with a revolving note and cash subordination agreement (the note) with The Bank of Nova Scotia amounting to $1.2 billion. The note bears a market rate (three-month LIBOR plus a market-based spread) of interest on the amount drawn and is covered by an agreement approved by FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on October 31, 2022. No borrowings were outstanding at October 31, 2018.

## (9) Employee Benefit Plans

The Company participates in a 401(k) salary deferral and profit sharing plan sponsored by The Bank of Nova Scotia (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

## (10) Commitments and Contingencies

The Bank of Nova Scotia provides the Company with office space in New York under an agreement, expiring in 2024, whereby the Company is committed to pay minimum obligations.

The Company also leases office space in New Orleans, Houston and Boston under operating leases.

The Company's future minimum obligation under the aforementioned arrangements as of October 31, 2018 is as follows:

| *(dollars in thousands)* | | |
|---|---|---|
| 2019 | $ | 5,517 |
| 2020 | | 5,271 |
| 2021 | | 5,271 |
| 2022 | | 5,254 |
| 2023 | | 5,248 |
| Thereafter | | 9,296 |
| | $ | 35,857 |

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions, including actions relating to its underwriting business. The Company is also subject to various governmental and regulatory examinations and information-gathering requests. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues an estimated loss. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

## (11) Regulatory Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule), FINRA, and Regulation 1.17 of the Commodity Exchange Act (CFTC Rule). The Company has elected to use the alternative method permitted by the SEC Net Capital Rule, which requires that it maintain minimum net capital of the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC Rule requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined.

FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. At October 31, 2018, the Company's net capital was $840 million which was $787 million in excess of its required net capital of $53 million as of October 31, 2018.

## (12) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2018, the deferred tax assets of $10.8 million were composed of temporary differences due to deferred compensation accruals and depreciation expenses. As of October 31, 2018, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

At October 31, 2018 the deferred tax liability of $8.0 million was composed of temporary differences due to the tax effect of non-depreciable goodwill and trademarks from the former parent's contribution of Howard Weil to the Company.

The Tax Cuts and Jobs Act (Tax Act), was enacted on December 22, 2017. As part of the Tax Act, the Company is subject to the new 21% corporate tax rate which applies as of January 1, 2018. The Company has accounted for the effects of the new corporate tax rate, resulting in a statutory rate of 23.3%. The Company has evaluated other significant provisions of the law and has not identified any material impact these provisions may have on the Company for the year ended October 31, 2018. The Company will continue to monitor the application of these provisions and make necessary policy elections if and when needed.

The Company remains open to Federal, New York State, Louisiana, Texas, Massachusetts and New York City examinations for the years ended October 31, 2015 and October 31, 2016 and forward. The Company does not anticipate any settlements that would result in a material change to the statement of financial condition.

The reconciliation of the beginning unrecognized tax benefits balance to the ending balance is presented below.

| *(dollars in thousands)* | | |
|---|---|---|
| **Balance at October 31, 2017** | $ | 1,191 |
| Increases related to prior year tax positions | | 211 |
| Decreases related to prior year tax positions | | - |
| Increases related to current year tax positions | | 233 |
| Settlements | | - |
| Lapse of statute | | (48) |
| **Balance at October 31, 2018** | $ | 1,587 |

## (13) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities segregated under federal and other regulations, securities received as collateral, securities sold, but not yet purchased, and securities obligated to return received as collateral are recorded at fair value on a recurring basis.

ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair values of other financial assets and liabilities consisting primarily of accrued fees, cash, interest receivables and payables, and accounts payable and accrued expenses are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest rates at market rates.

**Fair Value Hierarchy**

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2018:

*(dollars in thousands)*

| | | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| U.S. and Canadian government obligations | $ | 11,349 | — | — | 11,349 |
| Canadian provincial obligations | | — | 149,249 | — | 149,249 |
| Corporate debt obligations | | — | 828,170 | — | 828,170 |
| Common and preferred stock | | 22,270 | 18,793 | — | 41,063 |
| Other foreign government obligations | | — | 178,218 | — | 178,218 |
| Total securities owned | | 33,619 | 1,174,430 | — | 1,208,049 |
| Securities segregated under federal and other regulations | | 559,596 | — | — | 559,596 |
| Securities received as collateral | | 5,431,121 | 85,998 | — | 5,517,119 |
| Total assets at fair value | $ | 6,024,336 | 1,260,428 | — | 7,284,764 |
| **Liabilities:** | | | | | |
| U.S. and Canadian government obligations | $ | 309,131 | — | — | 309,131 |
| Canadian provincial obligations | | — | 14,293 | — | 14,293 |
| Corporate debt obligations | | — | 422,693 | — | 422,693 |
| Common and preferred stock | | 204,184 | — | — | 204,184 |
| Other foreign government obligations | | — | 102,725 | — | 102,725 |
| Total securities sold, not yet purchased | | 513,315 | 539,711 | — | 1,053,026 |
| Obligation to return securities received as collateral | | 5,431,121 | 85,998 | — | 5,517,119 |
| Total liabilities at fair value | $ | 5,944,436 | 625,709 | — | 6,570,145 |

The fair value of the Company's securities was determined using a variety of sources as follows:

For Common and preferred stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 and from observable trades and/or external quotes for those included in Level 2.

For U.S. and Canadian government obligations, fair value was determined based on quoted prices in active markets and are included in Level 1.

For Canadian provincial obligations, Corporate debt obligations, and Other foreign government obligations, fair value was determined using prices from independent market data providers or third party broker quotes and are included in Level 2.

For Securities received as collateral and the Obligation to return securities received as collateral, fair value was determined by the closing price of the primary exchanges for those included in Level 1 and from third party broker quotes for those included in Level 2.

Securities segregated under federal and other regulations are comprised of U.S. government obligations. Fair value was determined based on quoted prices in active markets and are included in Level 1.

There were no transfers in or out of Levels 1, 2 or 3.

**Short-term Financial Instruments**

The carrying value of short-term financial instruments, including cash and cash equivalents, cash on deposits with clearing organizations, deposits paid for securities borrowed, securities purchased under agreements to resell, receivables/payables from brokers and dealers and customers, deposits received for securities loaned, securities sold under agreements to repurchase, accounts payable, accrued expenses, and other liabilities, and bank loan payables, approximates fair value of these instruments.

Under the fair value hierarchy, cash and cash equivalents and cash on deposit with clearing organizations are classified as Level 1. Substantially all deposits paid for securities borrowed, securities purchased under agreements to resell, receivables and payables from brokers and dealers and customers, deposits received for securities loaned, securities sold under agreements to repurchase, accounts payable, accrued expenses, and other liabilities, and bank loan payables are classified as Level 2.

**(14) Off-Balance-Sheet Credit Risk**

As a securities broker-dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment (DVP/RVP) basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy

its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2018, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as Deposits received for securities loaned in the statement of financial condition.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $1.1 billion obligation in the accompanying statement of financial condition at the October 31, 2018 fair value of the related securities. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker-dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.

## (15) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through the issuance date of the statement of financial condition, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.